Troutman Pepper Hamilton Sanders LLP 3000 Two Logan Square, Eighteenth and Arch Streets Philadelphia, PA 19103-2799 troutman.com

Theodore D. Edwards

215.981.4181

theodore.edwards@troutman.com

June 27, 2024

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:	Alberto H. Zapata, Senior Counsel Tony Burak, Staff Accountant

Re:	The Herzfeld Caribbean Basin Fund, Inc. (the “Fund”)

Registration Statement on Form N-2

1940 Act File No. 811-06445

1933 Act File No. 333-279564

Mssrs. Zapata & Burak:

This letter responds to the comments of the disclosure staff of the Commission (the “Staff”) to the Fund’s Registration Statement on Form N-2 (the “Registration Statement”) provided on June 10, 2024 by Alberto Zapata and the comments of the accounting Staff provided on June 18, 2024 by Tony Burak. The Registration Statement was filed on May 20, 2024 under the Securities Act of 1933, as amended (the “1933 Act”), and under the Investment Company Act of 1940, as amended (the “1940 Act”). The Registration Statement relates to the registration, under the 1933 Act, of the proposed offerings from time to time by the Company of up to an aggregate of $109,000,000 of shares of common stock, par value $0.001 per share (the “Common Stock”) and subscription rights to purchase Common Stock.

We appreciate the opportunity to address the Staff’s comments regarding certain disclosure in the Registration Statement. We have organized this letter by setting forth the Staff’s comments in italics followed by the Fund’s response to the Staff’s comments.

Disclosure Comments

1.	On Page 2 of the Registration Statement, please clarify the relevant three-year period with respect to the voluntary fee waiver, and whether such waiver will extend past June 30, 2024.

Response: The Fund has determined to extend the fee waiver until June 30, 2025. The disclosure will be revised to remove reference to the three-year period and to reflect the extended waiver period.

Alberto H. Zapata Tony Burak June 27, 2024 Page 2

2.	On Page 9 of the Registration Statement, please revise footnote 1 to the fee table describing the voluntary fee waiver to reflect whether such waiver will extend past June 30, 2024.

Response: The Registration Statement will be revised to reflect the Staff’s comment.

3.	On Page 21 of the Registration Statement, please clarify that the risk that a court finds that the Maryland Control Share Acquisition Act (the “MCSAA”) violates Section 18(i) of the 1940 Act is applicable to the Fund only insofar as the Fund has opted into the MCSAA.

Response: The Registration Statement will be revised to reflect the Staff’s comment.

4.	On Page 22 of the Registration Statement, please include additional disclosure pursuant to Item 8(5)(d) of Form N-2. In particular, please disclose any methods undertaken or to be undertaken by the Registrant that are intended to reduce any discount (such as the repurchase of fund shares, providing for the ability to convert to an open-end investment company, guaranteed distribution plans, etc.), and briefly discuss the effects that these measures have or may have on the Registrant.

Response: Disclosure required by Item 8(5)(d) is included in the Registration Statement beginning on page 42. The Registration Statement has been revised to include a reference to this disclosure on page 22.

5.	On Page 37 of the Registration Statement, please clarify whether the voluntary management fee waiver is expected to extend beyond June 30, 2024.

Response: The Registration Statement will be revised to reflect the Staff’s comment.

6.	On the Signature Page, please include the signature of the Fund’s principal accounting officer or comptroller, as required under Section 6 of the 1933 Act.

Response: The Signature Page will be revised to reflect the Staff’s comment.

Accounting Comments

7.	Please include an Auditor Consent letter with the revised Form N-2 filing.

Response: The Fund will include an Auditor Consent letter as an exhibit with its pre-effective amendment.

Alberto H. Zapata Tony Burak June 27, 2024 Page 3

8.	Please revise the disclosure under Item 25 as follows:

a)	please delete the reference to financial highlights for the fiscal year ended July 31, 2013.

b)	please include a reference to the Fund’s financial highlights for the semi-annual period ended December 31, 2023.

c)	please revise the references of dates of Financial Highlights to reflect Fund’s fiscal year end (i.e., June 30), and not July 31.

d)	please incorporate by reference the Fund’s semi-annual report for the period ended December 31, 2023.

e)	consider deleting references to the Schedule of Investments, Statement of Assets and Liabilities, Statement of Operations, and Notes to Financial Statements each for the period ended June 30, 2023, as duplicative of other materials incorporated by reference.

Response: The Registration Statement will be revised to reflect the Staff’s comments.

Alberto H. Zapata Tony Burak June 27, 2024 Page 4

* * *

Please direct any questions concerning this letter to my attention at 215.981.4181, or in my absence to John P. Falco of this office at 215.981.4659.

Very truly yours,

/s/ Theodore D. Edwards

Theodore D. Edwards

cc:	Tom Morgan, CCO

John P. Falco, Esq.
Joseph A. Goldman, Esq.